SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New member for the Minority Shareholder's Committee

Rio de Janeiro, March 26 2010 - Petróleo Brasileiro S .A - Petrobras announces that the Dr. Ary Oswaldo Mattos Filho was chosen as the third member of the Minority Shareholder's Committee, which was established to monitor the progress of the Transfer of Rights with Compensation operation and to issue an opinion to support the Board of Director's decision regarding this matter, as announced in a Release issued by the Company on November 19 2009.

Dr. Ary Oswaldo Mattos Filho will participate in the Minority Shareholder's Committee as an external and independent member of the Board of Directors.

Dr. Ary holds a Bachelor's degree in Law and Social Sciences from the University of São Paulo's College of Law (1965), a Master's Degree in Business Law from the University of São Paulo's College of Law (1969), and a Master's in Law from Harvard Law School (1969). Additionally, Dr. Ary has a Ph.D. in Tax Law from the University of São Paulo's College of Law (1973), Specialization from Harvard University's International Tax Program (1968/1969), and a Summer Course and Specialization from Harvard Law School (1982/1983).

Dr. Ary is a founding partner of Mattos Filho, Veiga Filho, Marrey Junior e Quiroga Advogados and is currently the Director of the Getúlio Vargas Foundation's São Paulo School of Law. He is a full Professor of Law at the Getúlio Vargas Foundation, and a Member of the Standing Body of Arbitrators of the FGV Chamber of Conciliation and Arbitration.

Previously, he was the Director of Getúlio Vargas Foundation's School of Business Administration (1974); the Coordinator of the Municipal Administration Center for Tax Studies and Research - CEPAM (1970/1974); a Judge for the State of São Paulo Tax and Fee Court (TIT) (1970/1973); a Member of the São Paulo, Federal District, and Rio de Janeiro Sections of the Brazilian Bar Association; a Member of the University of São Paulo College of Law's Institute of Financial Law; the President of the Brazilian Securities and Exchange Commission (CVM) (1990/1992); Chairman of the Tax Reform Commission, appointed by the federal government (1992); a Member of the National Monetary Council (1990/1992); the Chairman of the Board of EAESP/FGV (1995/1997); and a Member of the Board of BM&F BOVESPA (2007/2009).

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.